                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                           Stratos International, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    863100202
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 2005
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------

(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-------------------------                               ------------------------
CUSIP No. 863100202                   13D                     Page 2 of 7 Pages
-------------------------                               -----------------------

===============================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           STEEL PARTNERS II, L.P.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                    1,532,017
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,532,017
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,532,017
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 863100202                   13D                     Page 3 of 7 Pages
-------------------------                               -----------------------

===============================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           STEEL PARTNERS, L.L.C.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     OO
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                    1,532,017
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,532,017
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,532,017
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 863100202                   13D                     Page 4 of 7 Pages
-------------------------                               -----------------------

===============================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           WARREN G. LICHTENSTEIN
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     OO
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                    1,532,017
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,532,017
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,532,017
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 863100202                   13D                     Page 5 of 7 Pages
-------------------------                               -----------------------

         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

         Item 3 is hereby amended and restated to read as follows:

Item 3.         Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

                The aggregate  purchase  price of the 1,532,017  Shares owned by
Steel Partners II is $6,730,224,  including  brokerage  commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

        The second paragraph of Item 5(a) is hereby amended and restated to read as follows:

                As of the close of business on June 14, 2005,  Steel Partners II beneficially  owned 1,532,017 Shares,  constituting  approximately  10.5% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,532,017  Shares owned by Steel Partners
II,  constituting  approximately  10.5% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,532,017  Shares owned by Steel Partners II,  constituting approximately 10.5% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,532,017  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

        Item 5(c) is hereby amended to add the following:

                (c)  Schedule A annexed  hereto  lists all  transactions  in the
Shares by the Reporting  Persons since the filing of Amendment No. 1 to Schedule
13D. All of such transactions were effected in the open market.

-------------------------                               ------------------------
CUSIP No. 863100202                   13D                     Page 6 of 7 Pages
-------------------------                               -----------------------

                                   SIGNATURES

                After  reasonable  inquiry and to the best of his  knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2005               STEEL PARTNERS II, L.P.

                                   By:  Steel Partners, L.L.C.
                                        General Partner

                                   By: /s/ Warren G. Lichtenstein
                                       --------------------------
                                       Warren G. Lichtenstein
                                       Managing Member

                                   STEEL PARTNERS, L.L.C.

                                   By:  /s/ Warren G. Lichtenstein
                                        --------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

                                   /s/ Warren G. Lichtenstein
                                   --------------------------
                                   WARREN G. LICHTENSTEIN

-------------------------                               ------------------------
CUSIP No. 863100202                   13D                     Page 7 of 7 Pages
-------------------------                               -----------------------

                                   SCHEDULE A

 Transactions in the Shares Since the Filing of Amendment No. 1 to Schedule 13D
 ------------------------------------------------------------------------------

     Shares of Common Stock        Price Per                    Date of
            Purchased               Share($)                    Purchase
            ---------               --------                    --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
              6,200                 4.2498                      6/01/05
              5,000                 4.2700                      6/01/05
            462,100                 4.5589                      6/10/05
              2,424                 4.6300                      6/13/05
              9,000                 4.9400                      6/14/05

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None